SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Caliper Life Sciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

130872104

(CUSIP number)

Joel S. Goldberg

Senior Vice President, General Counsel and Secretary

PerkinElmer, Inc.

940 Winter Street

Waltham, MA 02451

(781) 663-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2011

(Date of Event Which Requires Filing of his Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 130872104

1.	NAMES OF REPORTING PERSONS PERKINELMER, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 8,093,328(1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 8,093,328(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,093,328(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Beneficial ownership of the shares of common stock, par value $0.001 per share (“Common Stock”), of Caliper Life Sciences, Inc., a Delaware corporation (the “Company”), is being reported hereunder because the reporting person may be deemed to have beneficial ownership of such Common Stock by virtue of the Voting Agreements described in Item 4 (the “Voting Agreements”). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

The shares of Common Stock over which the reporting person may be deemed to have shared voting power are comprised of 4,821,384 outstanding shares of Common Stock, plus an aggregate of 3,271,944 shares of Common Stock underlying stock options that were exercisable on, or would be exercisable within 60 days of, the date of the Voting Agreements, all of which are currently among the securities subject to the Voting Agreements.

CUSIP No. 130872104

(2)	The percentages used herein are calculated based on an aggregate total of 57,791,731 shares of Common Stock issued and outstanding as of September 7, 2011, including (i) 54,519,787 shares of Common Stock issued and outstanding as of September 7, 2011, as represented by the Company in the Merger Agreement (as defined below) filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 8, 2011 and (ii) 3,271,944 shares of Common Stock underlying stock options held by the parties to the Voting Agreements as of the date of the Voting Agreements that were exercisable on, or would become exercisable within 60 days of, such date as provided by the Company.

ITEM 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Caliper Life Sciences, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 68 Elm Street, Hopkinton, Massachusetts 01748.

ITEM 2.	Identity and Background.

(a) – (c) This Schedule 13D is being filed by PerkinElmer, Inc., a Massachusetts corporation (“PerkinElmer”), which has its principal office at 940 Winter Street, Waltham, Massachusetts 02451. PerkinElmer is a provider of technology, services and solutions to the diagnostics, research, environmental and safety, industrial and laboratory services markets.

The name and principal occupation of the directors and executive officers of PerkinElmer as of the date hereof are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with PerkinElmer. Unless otherwise indicated, the business address of each of the below individuals is 940 Winter Street, Waltham, Massachusetts 02451.

Name	Present Principal Occupation and Principal Business	Name and Address of Corporation or Other Organization (if different from address provided above)
Directors
Robert F. Friel	Chairman, Chief Executive Officer and President

Nicholas A. Lopardo	Chairman and Chief Executive Officer of Susquehanna Capital Management Group, an investment holding company	Susquehanna Capital Management Group 505 Paradise Road, Suite 391 Swampscott, MA 01909

Alexis P. Michas	Managing Partner of Juniper Investment Company, LLC, an investment management firm	Juniper Investment Company, LLC 600 Madison Avenue, 16th Floor New York, NY 10022

James C. Mullen	Chief Executive Officer of Patheon Inc., a provider of contract development and manufacturing services to the pharmaceutical and biotechnology industries	Patheon Pharmaceuticals 4721 Emperor Boulevard, Suite 200 Durham, NC 27703

Vicki L. Sato	Professor of Management Practice, Harvard Business School and Professor of the Practice, Department of Molecular and Cell Biology, Harvard University	Harvard Business School Soldiers Field Boston, MA 02163

Gabriel Schmergel	Retired Chief Executive Officer and President of Genetics Institute, Inc.	N/A

Kenton J. Sicchitano	Retired Global Managing Partner, PricewaterhouseCoopers LLP, a public accounting firm	N/A

Patrick J. Sullivan	Retired Executive Chairman of Hologic, Inc., a women’s health diagnostic and medical device company	N/A

G. Robert Tod	Retired Vice Chairman, President and Chief Operating Officer and Director of the CML Group, Inc., a specialty marketing company	N/A

Executive Officers
Robert F. Friel	Chief Executive Officer and President

Frank A. Wilson	Senior Vice President and Chief Financial Officer

Joel S. Goldberg	Senior Vice President, General Counsel and Secretary

Daniel R. Marshak	Senior Vice President and Chief Scientific Officer

John R. Letcher	Senior Vice President, Human Resources

(d) – (e) During the past five years, neither PerkinElmer nor, to the best knowledge of PerkinElmer, any of the directors and executive officers identified above (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the directors and executive officers of PerkinElmer set forth above are United States citizens.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Voting Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into by PerkinElmer and each of the following directors, named executive officers and a certain stockholder of the Company: (1) Robert C. Bishop, director of the Company; (2) David W. Carter, director of the Company; (3) Van Billet, director of the Company; (4) Allan L. Comstock, director of the Company; (5) Kathryn A. Tunstall, director of the Company; (6) David V. Milligan, director of the Company; (7) E. Kevin Hrusovsky, President and Chief Executive Officer and director of the Company; (8) Bradley Rice, Senior Vice President, Systems R&D of the Company; (9) David Manyak, Executive Vice President, Caliper Discovery Alliances and Services Business Unit of the Company; (10) Will Kruka, Executive Vice President, Corporate Development and Imaging Business Unit of the Company; (11) Peter F. McAree, Senior Vice President and Chief Financial Officer of the Company; and (12) The

Berwind Company LLC, a stockholder of the Company (collectively, the “Supporting Stockholders”). The Supporting Stockholders entered into the Voting Agreements as an inducement to PerkinElmer and Merger Sub (as defined in Item 4 below) to enter into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). No additional consideration was paid to the Supporting Stockholders in connection with the execution and delivery of the Voting Agreements and thus no funds were used for such purpose.

ITEM 4.	Purpose of Transactions.

(a)-(b) On September 7, 2011, PerkinElmer and its newly formed, indirect wholly owned subsidiary, PerkinElmer Hopkinton Co. (the “Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company, pursuant to which the Merger Sub will merge with and into the Company, and the Company will become a wholly owned subsidiary of PerkinElmer (the “Merger”). If the Merger is completed, the Company’s stockholders will receive $10.50 in cash, without interest thereon and subject to any tax withholding (the “Merger Consideration”), for each share of Common Stock owned by them as of the date of the Merger.

In addition, (i) each of the Company’s stock options outstanding immediately prior to the effective time of the Merger (the “Effective Time”) shall become fully vested and cancelled in exchange for an amount equal to the excess, if any, of the aggregate Merger Consideration for the shares subject to such stock option above the aggregate exercise price of such option, (ii) each of the Company’s restricted stock units outstanding immediately prior to the Effective Time shall become fully vested and cancelled in exchange for an amount equal to the Merger Consideration multiplied by the number of shares of the Company’s common stock that are subject to the restricted stock unit and (iii) each of the Company’s warrants outstanding immediately prior to the Effective Time shall, unless terminated prior to the Effective Time, after the Effective Time be exercisable for an amount equal to the aggregate Merger Consideration for the shares subject to such warrant.

The consummation of the Merger is subject to customary conditions, including, among other things: (i) adoption of the Merger Agreement by the Company’s stockholders and (ii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act and any other similar filings that need to be made in foreign jurisdictions.

Pursuant to the terms of, and concurrently with the execution of, the Merger Agreement, each of the Supporting Stockholders entered into stockholder voting agreements with PerkinElmer and the Company (the “Voting Agreements”), pursuant to which they, among other things, agreed to (i) restrict their right to transfer shares of the Common Stock directly or beneficially owned by them other than in specific circumstances, and (ii) vote all of the shares they own, beneficially or of record, of Common Stock in favor of adoption and approval of the Merger Agreement and against competing acquisition proposals. Each Supporting Stockholder has irrevocably appointed PerkinElmer and each of its executive officers or other designees as such Supporting Stockholder’s proxy and attorney-in-fact (with full power of substitution and re-substitution), for and in the name, place and stead of such Supporting Stockholder, to vote all of such Supporting Stockholder’s shares of Common Stock solely with respect to the matters set forth in clause (ii) of this paragraph.

As of September 7, 2011, the Supporting Stockholders beneficially owned a total of 8,093,328 shares of Common Stock (including for this purpose 3,271,944 shares of Common Stock underlying stock options held by the Supporting Stockholders that were exercisable on, or would become exercisable within 60 days of, the date of the Voting Agreements), representing approximately 14.0% of all shares of Common Stock outstanding as of September 7, 2011 (including for this purpose 3,271,944 shares of Common Stock underlying stock options held by the Supporting Stockholders that were exercisable on, or would become exercisable within 60 days of, the date of the Voting

Agreements). Additionally, the Supporting Stockholders owned (i) additional options to purchase an aggregate of 859,605 shares of Common Stock which are not exercisable within 60 days of the date of the Voting Agreements and (ii) restricted stock units representing the right to acquire upon vesting an aggregate of 909,622 shares of Common Stock which vesting is not scheduled to occur within 60 days of the date of the Voting Agreements, and PerkinElmer may be deemed to have beneficial ownership of such shares of Common Stock underlying such options or restricted stock units. All of the securities referred to in this paragraph are hereinafter called the “Subject Securities”.

The Voting Agreements will terminate upon the earliest to occur of (i) the termination of the Merger Agreement, (ii) the Effective Time, (iii) with respect to a Supporting Stockholder, the date set forth in any mutual written consent to terminate such agreement executed by PerkinElmer and such Supporting Stockholder and (iv) with respect to a Supporting Stockholder, the execution and delivery of any modification, supplement, amendment or waiver of the Merger Agreement that adversely affects such Supporting Stockholder.

(c) Not applicable.

(d) The Merger Agreement contemplates that the directors and officers of Merger Sub immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation, in each case until their successors are elected and qualified.

(e) Under the terms of the Merger Agreement, the Company may not, without PerkinElmer’s prior written consent, among other things, (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent), (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities or any rights, warrants or options to acquire any such shares or other securities except for (A) the acquisition of shares of Common Stock from the holders of the Company’s stock options in full or partial payment of the exercise price payable by such holder upon exercise of such options to the extent required under the terms of such options or (B) from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of services to the Company or any of its subsidiaries;

(f) Upon the consummation of the Merger, the Company, as the surviving corporation in the Merger, will become an indirect, wholly-owned subsidiary of PerkinElmer.

(g) The certificate of incorporation of the Company as in effect on the date of the Merger Agreement will, by virtue of the Merger, be amended at the Effective Time in its entirety to read as set forth in Exhibit B to the Merger Agreement. The bylaws of the Merger Sub as in effect immediately prior to the Effective Time will be the by-laws of the Surviving Corporation. In addition, the Merger Agreement contains provisions that limit the ability of the Company to engage in a transaction that would entail a change of control of the Company (other than the transactions contemplated by the Merger Agreement) during the pendency of the transactions contemplated by the Merger Agreement.

(h)—(i) The Common Stock is traded on the NASDAQ Global Select Market (“NASDAQ”) under the trading symbol “CALP.” If the Merger is consummated, the Common Stock will cease to be listed on NASDAQ and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. PerkinElmer intends to cause the surviving corporation to terminate the registration of the shares of Common Stock under the Exchange Act as soon as the requirements for termination of registration are met.

(j) Other than as described above, PerkinElmer currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (PerkinElmer reserves the right to develop such plans or proposals).

The foregoing summary descriptions contained in this Item 4 of the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to the full text of the Merger Agreement and the form of Voting Agreement, copies of which are incorporated herein by reference to Exhibits 1 and 2, respectively, of this Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) – (b) As described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Voting Agreements, PerkinElmer may be deemed to share the power to vote or to direct the vote of the Subject Securities with respect to the matters set forth in the Voting Agreements. PerkinElmer’s current beneficial ownership in the Company and the Common Stock is set forth on the cover page to this Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such cover page has been calculated based on a total of 57,791,731 shares, including (i) 54,519,787 shares of Common Stock issued and outstanding as of September 7, 2011, as disclosed in the Merger Agreement and (ii) 3,271,944 shares of Common Stock underlying options held by the Supporting Stockholders as of the date of the Voting Agreements that were exercisable on, or would become exercisable within 60 days of, such date as provided by the Company.

The number of outstanding shares of Common Stock of the Company that may be deemed to be beneficially owned by PerkinElmer with respect to which there is (i) sole voting power is none, (ii) shared voting power is 8,093,328, with respect to PerkinElmer’s power to vote or cause the vote of such shares in accordance with the terms of the Voting Agreements as described in Item 4 of this Schedule 13D, (iii) sole dispositive power is none, and (iv) shared dispositive power is 8,093,328, with respect to the restrictions of transfer of such shares in accordance with the terms of the Voting Agreement as described in Item 4 of this Schedule 13D.

Additionally, upon (i) the exercisability of additional unvested options to purchase an aggregate of 859,605 shares of Common Stock which will not be vested within 60 days of the date of the Voting Agreements or (ii) the vesting of an aggregate of 909,622 restricted stock units which are not issuable within 60 days of the date of the Voting Agreements, which were held by the Supporting Stockholders as of the date thereof, PerkinElmer may be deemed to have beneficial ownership of such shares of Common Stock underlying such options or restricted stock units. In addition, all additional securities of the Company (including all additional shares of Common Stock and all additional options, warrants and other rights to acquire shares of Common Stock) of which the Supporting Stockholders acquire ownership during the period from September 7, 2011 until the termination of the Voting Agreements will also be subject to the terms of the Voting Agreements. Accordingly, any such acquisition or receipt of securities of the Company by any Supporting Stockholder may result in PerkinElmer being deemed to be the beneficial owner of such additional securities.

The filing of this Schedule 13D by PerkinElmer shall not be considered an admission that PerkinElmer, for any or all purposes, is the beneficial owner of any of the shares of Common Stock covered by this Schedule 13D, and PerkinElmer expressly disclaims such beneficial ownership. Except as set forth in this Schedule 13D, no shares of Common Stock are beneficially owned by PerkinElmer, or, to the knowledge of PerkinElmer, any director or officer of PerkinElmer listed in Item 2(a)-(c).

(c) Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Voting Agreements, neither PerkinElmer nor, to the knowledge of PerkinElmer, any director or officer of PerkinElmer listed in Item 2(a)-(c), has effected any transaction in the Common Stock during the past 60 days.

(d) To the knowledge of PerkinElmer, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Securities.

(e) Not applicable.

The foregoing summary descriptions contained in this Item 5 of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full texts of the Merger Agreement and the form of Voting Agreement, copies of which are which are incorporated herein by reference to Exhibits 1 and 2, respectively, of this Schedule 13D.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of PerkinElmer, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Company.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of September 7, 2011, by and among PerkinElmer, Inc., PerkinElmer Hopkinton Co. and Caliper Life Sciences, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of PerkinElmer, Inc. (File No. 001-05075), filed with the SEC on September 13, 2011).

2	Form of Voting Agreement, dated as of September 7, 2011, by and among PerkinElmer, Inc., Caliper Life Sciences, Inc. and certain directors, officers and a stockholder of Caliper Life Sciences, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERKINELMER, INC.

Date: September 16, 2011
/s/ Joel S. Goldberg
Joel S. Goldberg Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of September 7, 2011, by and among PerkinElmer, Inc., PerkinElmer Hopkinton Co. and Caliper Life Sciences, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of PerkinElmer, Inc. (File No. 001-05075), filed with the SEC on September 13, 2011).

2	Form of Voting Agreement, dated as of September 7, 2011, by and among PerkinElmer, Inc., Caliper Life Sciences, Inc. and certain directors, officers and a stockholder of Caliper Life Sciences, Inc.